Exhibit 99.3

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 19th day of July, 2018, by and between China AI Capital Limited, a company incorporated and existing under the laws of the British Version Islands, with its registered office at c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands (“Investor”), and Link Motion Inc., an exempted company incorporated and existing under the laws of the Cayman Islands, with a place of business at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, The People’s Republic of China (the “Issuer”) (the Investor and the Issuer may be singularly or collectively referred to in this Subscription Agreement as a “Party” or the “Parties”, respectively).

WHEREAS, Investor desires to subscribe for and purchase from the Issuer 70,175,439 shares (the “Acquired Shares”) of the Issuer’s Class B common stock, par value U.S$0.0001 per share (the “Class B Shares”), for a purchase price of U.S.$0.285 per Class B Share, or the aggregate purchase price of U.S.$20,000,000 (TWENTY MILLION U.S. DOLLARS) (the “Purchase Price”), and the Issuer desires to issue and sell to Investor the Acquired Shares in consideration of the payment of the Purchase Price by the Investor to the Issuer at the times and on the conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

1.             Subscription and Purchase.

a.            Subject to the terms and conditions hereof, Investor hereby subscribes for and purchases, and the Issuer hereby issues and sells to Investor the Acquired Shares (such subscription and issuance, the “Subscription”). Upon the execution of this Subscription Agreement, Investor is transferring to the account of the Issuer specified in writing by the Issuer to the Investor, not less than U.S.$10,000,000 (TEN MILLION U.S. DOLLARS) in immediately available funds, as the initial payment on account of the Purchase Price (the “Initial Payment”).

b.            Subject to the terms hereof, including but not limited to the terms of Section 2, Section 3 and Section 4 hereof, contemporaneously with the execution of this Subscription Agreement, the Issuer is issuing and delivering to Investor: (i) all of the Acquired Shares in certificated or book entry form (at Investor’s election), free and clear of any liens or other restrictions whatsoever (other than those arising under U.S. state or federal securities laws or Cayman Islands law), in the name of Investor (or its nominee in accordance with its delivery instructions) or to a custodian designated by Investor, as applicable; and (ii) an extract copy of the register of members of the Issuer, certified as a true copy of the original maintained in the Cayman Islands by the share registrar (the “Transfer Agent”), showing Investor (or its nominee in accordance with its delivery instructions) or a custodian designated by Investor, as applicable, as the owner of the Acquired Shares on and as of the date hereof and (x) 50% of the Acquired Shares shall be recorded as “fully paid,” shares, and (y) the remaining 50% of the Acquired Shares shall be recorded as “nil paid” shares unless and until the Purchase Price has been paid in full.

c.            The execution and delivery by the Parties of this Subscription Agreement, the payment by Investor of the Initial Payment by Investor and the issuance and delivery of the Acquired Shares by the Issuer are deemed to occur simultaneously. In the event the Issuer has received the Initial Payment but does not deliver the Acquired Shares as required by Section 1(b), the Issuer shall promptly (but not later than the close of business on the fourth (4th) Business Day immediately succeeding the date hereof) return the Initial Payment in immediately available funds to Investor.

For purposes of this Subscription Agreement, a “Business Day” is any day other than a Saturday or a Sunday or a day on which commercial banks are required or permitted to be closed in The City of New York, New York or Hong Kong.

2.             Closing.

a.            The closing of the Subscription contemplated hereby (the “Closing”) shall occur as follows. As promptly as reasonably practicable following the date of the execution hereof, the Issuer shall provide written notice to Investor (the “Closing Notice”) of the scheduled closing date for payment of the unpaid portion of the Purchase Price with respect to the sale of the Acquired Shares (the “Closing Date”, which Closing Date shall be on a Business Day not later than the third (3rd) Business Day immediately following the satisfaction or (if permitted by applicable law) waiver of the conditions set forth in Section 2(d), and Section 2(e) (the “Closing Conditions”) (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfactory or (or (if permitted by applicable law) waiver of such conditions at Closing), or on such Business Day subsequent thereto as shall have been agreed between the Issuer and Investor. At the Closing, Investor shall deliver to the Issuer by wire transfer in immediately available funds to the account specified by the Issuer in the Closing Notice an amount in U.S. dollars equal to (i) the Purchase Price for the Acquired Shares minus (ii) the Initial Payment (the “Closing Payment”). Subject to the terms of Section 2(d), and Section 2(e), at the Closing, upon confirmation of receipt of the Closing Payment, the Issuer shall deliver to Investor (x) written confirmation that the Issuer has received payment in full of the Purchase Price for the Acquired Shares and that all Closing Conditions have been performed or validly waived, and (y) an extract copy of the register of members of the Issuer, certified as a true copy of the original maintained in the Cayman Islands by the share Transfer Agent showing that Investor (or its nominee in accordance with its delivery instructions) or a custodian designated by Investor, as applicable, is the owner of the Acquired Shares and all of the Acquired Shares have been recorded as “fully paid” shares.

b.            In the event that the Closing has not occurred by September 19, 2018, the Issuer shall, and Investor hereby acknowledges and agrees that the Issuer is empowered to, (i) declare the unpaid portion of the Acquired Shares forfeited to the Issuer and to cancel such unpaid portion of the Acquired Shares pursuant to the Memorandum and Articles (as defined below); and (ii) take such actions as may be necessary or advisable to implement such declaration.

c.            Investor hereby acknowledges the right of the Issuer to take each of the actions set forth in Section 2(b) above and hereby agrees to take all actions and deliver all documents and instruments necessary to give effect to actions of the Issuer with respect thereto.

d.            The obligation of Investor to consummate the Closing shall be subject to the conditions that:

(i)              the issuance and sale of the Acquired Shares by Issuer shall have been approved by all necessary corporate action of the Issuer on the date hereof;

(ii)            the Issuer shall have prepared and delivered to the Investor, a plan for improving its internal corporate governance and shall have provided information with respect to its financial position, results of operations and business in form and substance reasonably acceptable to the Investor;

(iii)            the Issuer shall have prepared and filed with the Securities and Exchange Commission (the “SEC”), its annual report on Form 20-F for the year ended December 31, 2017 meeting, in all material respects, the requirements of such form;

(iv)            since the date of this Subscription Agreement, there shall not have occurred any change in the Issuer’s business, financial position or results of operations (including, without limitation, any material adverse change in the Issuer’s Cash Position (as defined below ) or Outstanding Debt (as defined below), that shall have produced a Material Adverse Effect (as defined below).

(v)             The Issuer’s American Depositary Shares (“ADSs”) shall continue to be listed on the New York Stock Exchange (the “NYSE”) on the Closing Date.

(vi)            Investor shall have completed, to its reasonable satisfaction, a due diligence review of the Issuer and its business operations.

(vii)           The two persons nominated as directors of the company by investor shall have been duly appointed as directors;

(viii)          all representations and warranties of the Issuer contained in this Subscription Agreement shall be true and correct in all material respects on the date hereof and on the Closing Date, and consummation of the Closing shall constitute a reaffirmation as of the Closing Date by the Issuer of each of its representations and warranties and contained in this Subscription Agreement;

(ix)             the Issuer shall have performed, satisfied and complied in all material respects with all covenants and agreements required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(x)              no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such prevention or prohibition; and

(xi)             Investor shall have paid all amounts payable to the Issuer with respect to the sale of the Acquired Shares.

e.            The obligation of the Issuer to consummate the Closing shall be subject to the conditions that:

(i)               all representations and warranties of Investor contained in this Subscription Agreement shall be true and correct in all material respects on the date hereof and on the Closing Date, and consummation of the Closing shall constitute a reaffirmation as of the Closing Date by Investor of each of its representations and warranties contained in this Subscription Agreement;

(ii)             Investor shall have performed, satisfied and complied in all material respects with all covenants and agreements required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(iii)            no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such prevention or prohibition; and

(iv)            Investor shall have paid all amounts payable to the Issuer with respect to the sale of the Acquired Shares.

f.            In the event that the Closing has not occurred by September 19, 2018, upon delivery to Investor by the Issuer of a written notice with respect thereto the Issuer shall, and Investor hereby agrees to take all actions and deliver all documents and instruments reasonably requested by the Issuer enable the Issuer to, declare such portion of the Acquired Shares forfeited to the Issuer and to cancel such unpaid portion of the Acquired Shares.

g.            At the Closing, the Parties hereto shall execute and deliver such additional documents and take such additional actions as the Parties reasonably may deem to be practical and necessary in order to consummate the transactions contemplated by this Subscription Agreement.

3.             Issuer Representations and Warranties. The Issuer represents and warrants to Investor as of the date hereof and as of the Closing Date that:

a.            The Issuer has been duly incorporated and is validly existing as a company in good standing under the laws of the Cayman Islands, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b.            The Acquired Shares have been duly authorized and, when issued and delivered to Investor against payment for the Acquired Shares in accordance with the terms of this Subscription Agreement and registered with the Transfer Agent, the Acquired Shares will be validly issued and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s sixth Amended and Restated memorandum of association and Sixth Amended and Restated Articles of Association adopted by a special resolution passed on 11 March 2011 and effective on 10 May 2011, and as amended by special resolutions passed on 18 April 2012, 19 December 2014, 20 January 2016 and 27 February 2018 ( together, the “Memorandum and Articles”) or under the laws of the Cayman Islands. The Memorandum and Articles have not been amended, restated or otherwise modified and remain in full force and effect. The issuer is not party to, and is not otherwise aware of, any shareholders agreement, voting agreement, right of refusal, right of first officer, or other agreement, arrangement or understanding relating to the rights and obligations of any of its shareholders.

c.            This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

d.            The execution, delivery and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), the issuance and sale of the Acquired Shares and the consummation of the other transactions contemplated herein will not conflict with, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Issuer and its subsidiaries, taken as a whole, or materially affect the validity of the Acquired Shares or the legal authority of the Issuer to comply in all material respects with the terms of this Subscription Agreement; (each, a “Material Adverse Effect”) (ii) the Memorandum and Articles; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Issuer to comply in all material respects with this Subscription Agreement.

e.            There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Acquired Shares or that have not been or will not be validly waived on or prior to the Closing Date.

f.            With the exception of the non-filing with the SEC of the of the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 20-F”) and related matters, the Issuer is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) its Memorandum and Articles, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Issuer is now a party or by which the Issuer’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

g.            The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other Cayman Islands governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Acquired Shares), other than (i) the filings required in accordance with Section 9(m) of this Subscription Agreement; and (ii) those required by the NYSE, including with respect to obtaining stockholder approval, the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

h.            The authorized capital stock of the Issuer consists of (i) 1,560,000,000 Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), and (ii) 240,000,000 shares of Class B ordinary shares, par value $0.0001 per share (“Class B Shares”). As of the date hereof and as of Closing Date (in each case, excluding the Acquired Shares): (i) 439,581,997 Class A Shares, including 423,254,430 Class A Shares represented by ADSs, each ADS representing five (5) Class A Shares, are issued and outstanding; (ii) 50,352,968 Class B Shares are issued and outstanding; and (iii) options exercisable for 876,552 ADSs representing 4,382,760 Class A Shares (such Class A Shares being excluded from the number of outstanding Class A Shares set forth above), are outstanding. In addition,5,994,655 Class A Shares have been repurchased by the Issuer and represent treasury shares (such treasury shares being excluded from the number of outstanding Class A Shares set forth above).

i.            Except as has been disclosed in writing by the Issuer to Investor, the Issuer has not received any written communication since December 31, 2017, from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. The previous sentence notwithstanding, the Issuer has not filed its 2017 20-F with the SEC. Except as and to the extent disclosed in any SEC Document (as defined below) filed with or furnished to the SEC since December 31, 2015, since December 31, 2015, there has not been any Material Adverse Effect, nor is there any event, circumstance, change or condition that, individually or in the aggregate, would reasonably be expected to have Material Adverse Effect.

j.            423,254,430 issued and outstanding Class A Shares represented by 84,650,886 ADSs are either registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (ii) are otherwise freely tradable under applicable U.S. securities law, and such ADSs are listed for trading on the NYSE under the symbol “LKM.” None of the 50,352,968 issued and outstanding Class B Shares have been registered, and the Acquired Shares will not be registered, pursuant to Section 12(b) of the Exchange Act. None of the outstanding Class B Shares are listed for trading on any securities exchange or quoted on any automated quotation system and none of the Acquired Shares will be so listed or quoted.

k.            The cash and cash equivalents, term deposits and short term investments of the Issuer and its consolidated subsidiaries, as calculated in accordance with U.S. GAAP applied on a consistent basis (collectively, “Consolidated Cash”) as of June 30, 2018 was U.S.$ 362,994,649, including restricted cash of U.S.$168,591,119. At the close of business on the Business Day immediately prior to Closing, the Consolidated Cash, including restricted cash of no more than U.S.$168,591,119, will not be less than U.S.$254,096,254.

l.            The total liabilities of the Issuer and its consolidated subsidiaries, as calculated in accordance with U.S. GAAP applied on a consistent basis (“Consolidated Total Liabilities”), as of June 30, 2018 was U.S.$ 494,818,669. At the close of business on the Business Day immediately prior to Closing, the Consolidated Total Liabilities will not be more than U.S.$643,264,269.

m.            Assuming the accuracy of Investor’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Acquired Shares by the Issuer to Investor.

n.            Neither the Issuer nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer and sale of the Acquired Shares.

o.            The Issuer has made available to Investor (including via the SEC’s EDGAR system) a copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by the Issuer with the SEC since its initial registration of the Class A Shares (the “SEC Documents”). As noted above, (i) above, the Issuer did not timely file, and has not filed as of the date hereof, its 2017 20-F, but otherwise has filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the SEC since its inception.

p.            The Issuer has not paid, and is not obligated to pay, any brokerage, finder’s or other fee or commission in connection with its issuance and sale of the Acquired Shares.

4.             Investor Representations and Warranties. Investor represents and warrants to the Issuer as of the date hereof and as of the Closing Date that:

a.            Investor has been duly formed and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

b.            This Subscription Agreement has been duly authorized, executed and delivered by Investor. This Subscription Agreement is enforceable against Investor in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

c.            The execution, delivery and performance by Investor of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Investor or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Investor or any of its subsidiaries is a party or by which Investor or any of its subsidiaries is bound or to which any of the property or assets of Investor or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the ability of Investor to duly and validly execute this Subscription Agreement, perform its obligations hereunder, or materially affect the legal authority of Investor to comply in all material respects with the terms of this Subscription Agreement(an “Investor Material Adverse Effect”); (ii) the organizational documents of Investor; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body in any jurisdiction having jurisdiction over Investor or any of its subsidiaries or any of their respective properties that would reasonably be expected to have an Investor Material Adverse Effect or materially affect the legal authority of Investor to comply in all material respects with this Subscription Agreement.

d.            Investor (i) is not a “U.S. person” (as defined in Regulation S under the Securities Act (“Regulation S”)), (ii) is acquiring the Acquired Shares in an “offshore transaction” (as defined in Regulation S), and (iii) is not acquiring the Acquired Shares with a view to, or for offer or resale in connection with, any distribution thereof in violation of the Securities Act.

e.            Investor understands and acknowledges that the Acquired Shares are being offered and sold in reliance upon Regulation S and that the Acquired Shares have not been, and will not be, registered under the Securities Act. Investor understands and acknowledges that the Acquired Shares may not be resold, transferred, pledged or otherwise disposed of by Investor absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S, (iii) pursuant to Rule 144 under the Securities Act, provided that all of the applicable conditions thereof have been met, or (iv) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in compliance with all applicable securities laws in any non-U.S. jurisdiction, and that any certificates or book-entry records representing the Acquired Shares shall contain a legend to such effect. Investor acknowledges that the Acquired Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Investor understands and agrees that the Acquired Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Investor may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Investor understands and acknowledges that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Acquired Shares.

f.            Investor understands and agrees that Investor is purchasing the Acquired Shares directly from the Issuer for investment purposes for its own account and not with a view to any distribution thereof. Investor has no present intention of selling, granting any participation in, or otherwise distributing any of the Acquired Shares. Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to Investor by the Issuer or any of its officers or directors on behalf of the Issuer, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.

g.            In making its decision to purchase the Acquired Shares, Investor represents that it has relied solely upon this Subscription Agreement (including the Issuer’s representations, warranties covenants and agreements set forth herein) and the independent investigation made by Investor. Investor acknowledges and agrees that Investor has received such information as Investor deems necessary in order to make an investment decision with respect to the Acquired Shares, including without limitation with respect to the Issuer. Investor represents and agrees that Investor and Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Investor has deemed necessary to make an investment decision with respect to the Acquired Shares.

h.            Investor became aware of this offering of the Acquired Shares solely by means of direct contact between Investor and the Issuer, including the Issuer’s representatives, and the issuer’s or such representative’s contacts , and the Acquired Shares were offered to Investor solely by such direct contact. Investor did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to Investor, by any other means. Investor acknowledges that the Issuer represents and warrants that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

i.             Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares. Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Shares, and Investor has sought such accounting, legal and tax advice as Investor has considered necessary to make an informed investment decision.

j.             Alone, or together with any professional advisor(s), Investor represents and acknowledges that Investor has adequately analyzed and considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for Investor and that Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of Investor’s investment in the Issuer. Investor acknowledges specifically that a possibility of total loss exists.

k.            Investor understands and agrees that no U.S. federal or state agency and no similar entity in any other jurisdiction has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of this investment.

l.             Investor represents and warrants that Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) (collectively “OFAC Lists”), (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Investor further represents and warrants that, to the extent required by applicable law, it maintains policies and procedures reasonably designed to ensure that the funds held by Investor and used to purchase the Acquired Shares were legally derived.

m.            Investor conducts its business at all times in a manner, and has in place procedures intended to ensure, that the funds that it will use to purchase the Offered Shares shall have been obtained by Investor in compliance with all applicable Money Laundering Laws; and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Investor with respect to the Money Laundering Laws is pending or, to Investor’s knowledge, threatened.

n.            Investor has, and at the Closing will have, sufficient funds to pay the applicable portion of the Purchase Price pursuant to Section 1 and Section 2(a), as applicable.

o.            Investor acknowledges that the Confidential Information in its possession includes material non-public information (“MNPI”) with respect to the Issuer and the Transaction and further acknowledges that it is aware that the United States and other applicable securities laws and regulations prohibit any person that has received from an issuer of securities MNPI relating to such issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of such issuer.

5.             Covenants of the Issuer.

a.            The Issuer agrees that, except as set forth in paragraph (b) of this Section 5, upon execution of this Subscription Agreement Investor shall have a right to nominate two (2) directors to the Issuer’s board of directors (the “Board”), to be appointed by the existing directors of the Issuer following the execution of this Subscription Agreement and payment of the Initial Payment by Investor. Provided that the identities and qualifications of such nominees are delivered by Investor not later than three (3) days immediately following the date hereof and provided, further, that such nominees are, in the reasonable determination of the Board, qualified to serve as directors of the Issuer, at the first meeting of the Board following the execution of this Subscription Agreement, the existing directors of the Issuer shall appoint such nominees to fill vacancies on the Board.

b.            The provisions of paragraph (a) of this Section 5 notwithstanding, if the sale of the unpaid portion of the Acquired Shares is unwound pursuant to the terms of Section 2(b) or 2(e) hereof, the number of Investor nominees as director of the Issuer shall be reduced effective immediately from two (2) to one (1), and (ii) Investor shall take such action as may be necessary or appropriate to ensure that one (1) of its two (2) nominees that have been appointed as directors of the Issuer by the Board shall promptly submit his or her resignation as a director.

6.             Covenants of the Investor.

a.            The Investor agrees use commercially reasonable efforts to enter into a Strategic Advisory Agreement with the Issuer, in form and substance reasonably acceptable to the Board, under the terms of which Investor shall commit to use its best efforts to assist the Issuer to attract additional strategic investors and to establish cooperation agreements with recognized players in the car industry, in each case reasonably acceptable to the Board.

b.            If the sale of the unpaid portion of the Acquired Shares is unwound pursuant to the terms of this Subscription Agreement, with all issued and outstanding but unpaid Acquired Shares having been returned to the Issuer by or on behalf of Investor, Investor shall do all things necessary to ensure that one (1) of its two (2) nominees to the Board of the Issuer promptly, but not later than ten (10) calendar days after delivery of written notice thereof by the Issuer, submit his or her resignation as a director of the Issuer.

7.             Termination. This Subscription Agreement may be terminated at any time (a) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, or (b) by the Issuer or Investor if the Closing has not occurred by September 19, 2018. In the event of termination of this Subscription Agreement as provided in this Section 7, the provisions of this Subscription Agreement will immediately become void and of no further force or effect; provided that Sections 7 through 9, inclusive, will survive the termination of this Subscription Agreement in accordance with their terms; and provided, further, each Party shall remain fully liable for any breach of this Subscription Agreement prior to any such termination and each Party will be entitled to any remedies at law or in equity arising from such breach.

8.             Confidentiality. Investor acknowledges and agrees as follows.

a.            The Issuer has disclosed to Investor certain information (“Confidential Information”) with respect to the Issuer that is not generally known to the public in connection with the transactions contemplated by this Subscription Agreement (collectively, the “Transaction”). No use of such Confidential Information is permitted except as otherwise expressly provided herein. Investor agrees that it will not disclose to any person (other than as set forth below): (i) that the Confidential Information has been made available to Investor, (ii) that discussions or negotiations are taking place among the Parties concerning the Transaction, or (iii) any terms, conditions or other facts with respect to the Transaction among the Parties, including the status thereof.

b.            The terms of Section 8(a) notwithstanding, Investor will, unless otherwise permitted under the terms of this Section 8 or Section 9(b), (i) hold the Confidential Information in strict confidence, and not disclose or use it except as authorized in writing and in advance; (ii) use such Confidential Information for no purpose other than determining whether purchase the Acquired Shares and implementing such purchase, (iii) ensure that the Confidential Information is accessible only to those of its affiliates and its and its affiliates’ respective partners, members, employees, officers, directors, consultants, advisors (including accountants, attorneys and financial advisors), potential co-investors and financing sources and representatives or affiliates of such persons (collectively, “Representatives”) who have a need to know and who have been instructed by Investor as to the confidentiality obligations contained herein or are otherwise bound by confidentiality obligations at least as restrictive as those contained herein. Investor shall be liable to the Issuer if any of its Representatives breach any of the foregoing obligations, whether or not, at the time of such breach, such Representative is employed or otherwise engaged by Investor. Investor and its affiliates and Representatives shall take all commercially reasonable measures to prohibit any unauthorized disclosure, dissemination or unauthorized use of the Confidential Information, including, at a minimum those measures that it takes to protect its own confidential information (provided that such measures are consistent with at least a reasonable degree of care).

c.            Confidential Information does not include information that: (i) has entered the public domain, other than as a result of a breach of this Subscription Agreement by Investor or its any of its Representatives; (ii) was in Investor’s possession prior to having it disclosed as part of the Transaction free of any obligation of confidence to the Issuer; (iii) was developed independently of and without reference to any Confidential Information; or (iv) Investor must lawfully disclose in response to a valid order, statute, rule, or regulation of a governmental entity or stock exchange requirement (provided that Investor shall (A) if legally permitted, promptly notify the Issuer of any such order, demand, or request, so that the Issuer may take any actions it deems necessary to protect its interests,(B) cooperate (at its sole expense and to the extent legally permitted) with the Issuer on taking legally available steps to narrow such request, and (C) exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to the disclosed Confidential Information). If disclosure of the Confidential Information is legally required, Investor shall furnish only such portion of the Confidential Information as, in the opinion of outside counsel of the Receiving Party, it is legally compelled to disclose.

9.             Miscellaneous.

a.           Investor acknowledges that the Issuer and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Investor agrees to promptly notify the Issuer if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects.

b.            Each of the Issuer and Investor is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

c.            Neither this Subscription Agreement nor any rights or obligations of Investor hereunder (other than the Acquired Shares acquired hereunder, if any) may be transferred or assigned. Neither this Subscription Agreement nor any rights or obligations of the Issuer hereunder may be transferred or assigned.

d.            All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

e.            This Subscription Agreement may not be modified, waived or terminated except by an instrument in writing, signed by each of the Parties.

f.             This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

g.            Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

h.           If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

i.             This Subscription Agreement may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

j.             Each of the Issuer and Investor shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

k.            Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder), (c) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (d) five (5) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i)	if to Investor, to such address or addresses set forth on the signature page hereto;

(ii)	if to the Issuer, to:

Justin Chen, President and General Counsel
No. 4 Building
11 Heping Li East Street,
Dongcheng District, Beijing 100013,
The People’s Republic of China
telecopy: +8610-85655518
email: justin@lkmotion.com

with a required copy to (which copy shall not constitute notice):

Caryn Schechtman, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
United States of America
telecopy: +1-212.884.8593
email: caryn.schechtman@dlapiper.com

l.            This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the substantive laws of Hong Kong, without giving effect to the principles of conflicts of law thereof.

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF HONG KONG SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A HONG KONG COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9(l) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

m.            The Issuer shall: (i) by 5:00 p.m., New York City time on the fourth (4th) Business Day immediately following the date of this Subscription Agreement, file with the SEC a Current Report on Form 6-K (the “Disclosure 6-K”) disclosing all material terms of the Transaction; and (ii) by 5:00 p.m., New York City time on the fourth (4th) Business Day immediately following the earlier of the Closing Date and the termination of this Subscription Agreement pursuant to Section 7 hereof, file a second Current Report on Form 6-K (the “MNPI 6-K”) disclosing all continuing MNPI provided to Investor. The Disclosure 6-K and the MNPI 6-K are collectively referred to herein as the “Disclosure Documents.” From and after the issuance of the Disclosure Documents, to the Issuer’s knowledge, Investor shall not be in possession of any MNPI received from the Issuer or any of its officers, directors or employees. Notwithstanding anything in this Subscription Agreement to the contrary, the Issuer shall not publicly disclose the name of Investor or any of its affiliates, or include the name of Investor or any of its affiliates in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of Investor, except (i) the filing of this Subscription Agreement with the SEC and in the related Current Report on Form 6-K, and (ii) to the extent such disclosure is required by law, at the request of the Staff of the SEC or regulatory agency or under the regulations of the NYSE, in which case the Issuer shall provide Investor with prior written notice of such disclosure permitted under this subclause (ii).

The sole obligations of Investor under the terms of, arising out of, or in connection with this Subscription Agreement and the Transactions contemplated hereby are those obligations specifically set forth in Section 1(a), Section 2(a), Section 2(b)(ii), Section 2(e), Section 2(f), Section 5(b)(ii), Section 6, Section 8, Section 9(a) and Section 9(j) hereto. The previous sentence notwithstanding, Investor acknowledges and agrees that Investor has responsibility for the accuracy of its representations and warranties set forth in Section 4 hereof and acknowledges that it may be subject to potential liability for the breach of any such representation and warranty.